UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
_____________________________________
(Mark one)
☒    Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for fiscal year ended December 31, 2012.

OR

☐    Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-00395
______________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCR Savings Plan

B.	Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:
NCR Corporation

3097 Satellite Boulevard, Duluth Georgia 30096

NCR Savings Plan
Index
December 31, 2012 and 2011

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and
Administrator of NCR Savings Plan:

In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of NCR Savings Plan (the “Plan”) at December 31, 2012 and December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 14, 2013

NCR Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	December 31,
	2012	2011
Assets
Investments, at fair value	$1,110,219,705	$1,045,319,118
Contributions receivable:
Participants	806,494	546,112
Employer	214,535	125,150
Notes receivable from participants	12,996,363	11,720,898
Due from broker for securities sold	869,303	698,240
Total assets	1,125,106,400	1,058,409,518
Liabilities
Due to broker for securities purchased	823,133	121,782
Accrued expenses	400,246	185,921
Total liabilities	1,223,379	307,703
Net assets available for benefits	$1,123,883,021	$1,058,101,815

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2012

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$136,851,324
Dividends	2,125,915
Total investment income	138,977,239
Contributions
Participant	59,154,826
Employer, net of forfeitures	11,242,455
Total contributions	70,397,281
Interest on notes receivable from participants	562,267
Total additions	209,936,787
Deductions from net assets attributed to:
Benefits paid to participants	198,254,007
Administrative expenses	1,995,754
Total deductions	200,249,761
Net increase before merger of other plans	9,687,026
Transfers in
Merger of assets from other plans (Note 6)	56,094,180
Net increase	65,781,206
Net assets available for benefits
Beginning of year	1,058,101,815
End of year	$1,123,883,021

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.	Description of the Plan

General
The NCR Savings Plan (the “Plan”) is a defined contribution plan established on May 1, 1985 by NCR Corporation (“NCR”, “Employer”, or the “Company”) to give the Company’s employees more control over, and participation in, the accumulation of capital for their retirement.
The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan covers substantially all U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees of certain newly acquired subsidiaries and employees covered by a collective bargaining agreement.
The terms of the Plan described below are applicable to the majority of participants. Different terms are applicable for a small group of participants in the Plan due to the mergers of legacy 401(k) plans into the Plan. While terms applicable to certain participants may vary slightly from the terms described below, all participants have substantially the same benefits and requirements.
For a complete description of the Plan, participants should refer to the Plan Document or the Summary Plan Description.
Contributions and Funding
All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to 50 percent of their eligible compensation. The maximum contribution percentage limits vary based upon the participant’s compensation. Annual tax-deferred contributions per participant for the 2012 Plan year were limited to $17,000.
The Company matches employee contributions by contributing 50 cents for each dollar of employee contributions, up to the first 4% of eligible compensation.
In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), the Plan allows employees aged 50 and older to elect to make an additional $5,500 catch-up contribution during the 2012 Plan year.
Participants direct their contributions, as well as the Company’s matching contributions, into various investment strategies, market index and Common Collective Trust funds, and the NCR Unitized Stock Fund which invests primarily in the Company’s common stock. The investment strategies are comprised of a combination of mutual funds, separately managed accounts and common/collective trusts and are managed to derive returns subject to the associated risk tolerance.
In March 2012, the Plan’s investment options changed to include several new options as well as to discontinue the Fidelity Mutual Fund Window and to cease future contributions into the NCR Unitized Stock Fund.

Vesting and Forfeitures
Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning on the participant’s hire date. Participants are fully vested in their account balance after five years of service.

NCR Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a “reduction in force,” (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are used to reduce future Company matching contributions or to pay reasonable administrative expenses of the Plan. During 2012, forfeitures used to offset Company matching contributions were $909,762. As of December 31, 2012 and 2011 $20,030 and $7,223 in forfeitures, respectively, were available to reduce future Company matching contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, and an allocation of Company contributions and Plan earnings. Plan earnings are allocated based on participants’ account balances and individual investments that make up those balances. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company matching contributions or any earnings on Company matching or employee contributions until they terminate employment with the Company.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant's accounts and bear interest at a fixed rate based on the prime rate in effect on the last day of the preceding month plus 1%. Generally, the term of the loan may be between one and five years. However, there are certain loans which were merged into the Plan and have a maximum term of ten years. Principal and interest is paid ratably through monthly payroll deductions. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount. Loans at December 31, 2012 bear interest at rates ranging from 4.25% to 10.50% and are due at various dates through January 18, 2017. Loans are repaid through payroll deductions.
Withdrawals and Benefits
Participants may withdraw vested balances upon reaching the age of 59 and 1/2, or upon a participant’s termination or disability. A participant's beneficiary shall be eligible to receive a distribution of the participant's account upon death of the participant. Hardship withdrawals, as defined by the Plan, may be made from employee contributions at any time subject to approval by the Plan’s Administrator. On termination of service, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000. Terminated participants with more than $1,000 in vested benefits may elect to receive a lump-sum payment, quarterly installment payments, or leave the vested benefits within the Plan until reaching age 70 and 1/2, death and/or disability.
Termination of the Plan
The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant’s accrued benefits on the date of the amendment or termination. Upon termination of the Plan, the Company is required to vest the accounts of unvested participants. No amendment may change the requirement that the assets of the NCR Savings Plan Trust (the “Trust”) be used for the exclusive benefit of the participants, the former participants and the beneficiaries or to pay reasonable administrative expenses of the Plan.
Upon termination of the Plan, the Company will cause the Trust to be liquidated. Distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective.

NCR Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Plan Amendment
In 2012, the Plan was amended to allow beneficiary designations of persons, trusts or organizations and allows these designations to be made electronically or in writing. Also, the amendment allows all compensation earned during a Plan year to be taken into account in applying the Section 401(a)(17) of the Code limit on Compensation to maximize Plan benefits. Additionally, the amendment continues a hardship suspension for any participant in a merging Plan.

The Plan was also amended to allow employees of the sponsors of the First Level Technology, LLC 401(k) Plan, Radiant Systems, Inc. 401(k) Plan, Texas Digital Systems, Inc 401(k) Plan, and InfoAmerica USA 401(k) Plan to participate in the Plan and recognizes prior service for purposes of vesting under the Plan.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan provides for various investment options in several investment securities and instruments, including the NCR Unitized Stock Fund, which holds the Company’s common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could continue to materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments in money market funds are short term investments comprised of various marketable instruments with maturities averaging ninety days or less. Investments in mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan. Investments in common collective trust funds include various index funds. The fair values of the Plan’s interest in the index funds are based on the net asset values (“NAVs”) reported by the fund managers as of the financial statement dates. The index funds provide for daily redemptions by the Plan at reported NAVs with no advance notice requirement. Under unusual circumstances redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans. Fair values for these investments within the index funds are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. Common stock is valued at the closing price reported on the active market on which the security is traded. All the common collective trust funds have daily liquidity and are not subject to any redemption restrictions at the measurement date. The funds have different trading terms varying from one to three days.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis.
The Plan presents in its Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in fair value of investments, which consists of the realized gains and losses as well as the unrealized appreciation/depreciation on those investments.
Notes Receivable from Participants
Notes receivable from participants are valued at their outstanding balances, plus accrued but unpaid interest. There were no allowances for credit losses at December 31, 2012 or 2011.

NCR Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Due to and from broker for securities purchased and sold
These items are pending security settlements.

Plan Expenses
Recordkeeping and other administrative fees are deducted from participant accounts or paid directly by the Company. Individual fees apply for specific transactions such as the establishment of a participant loan. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

Payments to Withdrawing Participants
The Plan records payments to withdrawing participants at the time of disbursement.
Rollover Contributions
Participant rollover contributions totaling $18,346,489 from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.
Recent Accounting Standards
In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The adoption of this update did not have a material impact on the Plan's financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the Balance Sheet and instruments and transactions subject to an agreement similar to a master netting arrangement to enable users of their financial statements to understand the effects of offsetting and related arrangements on their financial position. In January 2013, the FASB issued ASU 2013-01 which limited the scope of this guidance to derivatives; repurchase type agreements and securities borrowing and lending transactions. The guidance from these updates was effective for our fiscal year beginning January 1, 2013. There are no assets or liabilities subject to offsetting. Accordingly, no additional disclosures are required upon adoption of these ASUs.

NCR Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

3.	Investments
The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2012	2011
NTGI - QM Collective Daily Aggregate Bond Index Fund,
387,994 and 310,920 shares, respectively	$187,680,215	$144,170,207
Pyramis Select International Equity Fund
462,302 and 524,926 shares, respectively	$62,105,711	$57,804,867
NTGI - QM Collective Daily S&P 500 Equity Index Fund,
24,161 and 18,857 shares, respectively	$105,971,805	$71,259,634
LifePath Index 2020 Non-Lendable Fund F
6,095,930 shares	$99,729,417	*
LifePath Index 2025 Non-Lendable Fund F
6,328,995 shares	$107,086,588	*
LifePath Index 2030 Non-Lendable Fund F
4,401,260 shares	$76,405,878	*
LifePath Index 2035 Non-Lendable Fund F
3,213,169 shares	$57,162,273	*
*New fund options added in 2012
The Plan’s assets were also invested in Fidelity Mutual Fund Window investments, the fair value of which was $0 and $559,647,236 at December 31, 2012 and 2011, respectively. Within the Fidelity Mutual Fund Window, the fair value of the following investment fund represents five percent or more of the Plan's net assets:

	December 31,
	2012	2011
Fidelity Retirement Money Market Fund	$—	$50,939,273
During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by 136,851,324 as follows:

Year Ended December 31, 2012

Mutual funds	$23,111,963
Common stock	15,107,299
Common collective trust funds	83,224,457
Employer common stock fund	15,407,605
$136,851,324

NCR Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Fair Value Measurements
The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in its principal market. In accordance with ASC 820, Fair Value Measurements and Disclosures, these measurements are classified and prioritized into a hierarchy framework by the inputs to valuation techniques used to perform the fair value calculation. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2        Inputs to the valuation methodology include:
•Quoted prices for similar assets in active markets;
•Quoted prices for identical or similar assets in inactive markets;
•Inputs, other than quoted prices, that are observable for the asset;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified contractual term, the input must be observable for substantially the full term of the asset or liability.

Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Money Market Funds — On a daily basis, the fund’s net asset value (“NAV”) is calculated using the amortized cost of the securities held in the fund and are classified within Level 2 in the fair value hierarchy tables below.

Mutual funds — Valued at the net asset value ("NAV") of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below. The mutual funds held are deemed to be actively traded.
Common stock and Employer common stock — Valued at the closing price reported on the active markets on which the securities are traded and is classified within Level 1 in the fair value hierarchy tables below.

Common collective trust funds — Valued at the NAV of shares held by the Plan.   The collective trust fund information is reported at the lowest level to the Plan using the audited financial statements of each fund and, as described above, is included in Level 2 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NCR Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

The following tables set forth by level within the fair value hierarchy the Plan's investment assets and investment liabilities at fair value as of December 31, 2012 and 2011.  As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value assessment.

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Total
Money market fund	$—	$50,875,932	$50,875,932
Common collective trust funds - Equity	—	268,831,233	268,831,233
Common collective trust funds - Bonds	—	187,680,215	187,680,215
Common collective trust funds - Target Date Funds	—	462,473,348	462,473,348
Common stocks:
Automobiles & components	3,935,384	—	3,935,384
Banks	8,705,460	—	8,705,460
Capital goods	10,485,356	—	10,485,356
Commercial services & supplies	2,680,789	—	2,680,789
Consumer durables & apparel	2,392,647	—	2,392,647
Diversified financials	7,220,062	—	7,220,062
Energy	9,349,222	—	9,349,222
Food & staples retailing	591,967	—	591,967
Food beverage & tobacco	1,699,859	—	1,699,859
Health care equipment & services	4,320,432	—	4,320,432
Hotels restaurants & leisure	3,508,025	—	3,508,025
Household & personal products	1,310,654	—	1,310,654
Insurance	6,074,829	—	6,074,829
Materials	5,834,799	—	5,834,799
Media	2,989,667	—	2,989,667
Other	1,633,068	—	1,633,068
Pharmaceuticals	6,442,392	—	6,442,392
Real estate	3,030,493	—	3,030,493
Retailling	3,404,745	—	3,404,745
Semiconductors	3,467,431	—	3,467,431
Software & services	8,032,336	—	8,032,336
Technology, hardware & equipment	6,270,435	—	6,270,435
Telecommunication services	916,200	—	916,200
Transportation	2,598,293	—	2,598,293
Utilities	457,462	—	457,462
Total common stocks	107,352,007	—	107,352,007

Employer common stock	33,006,970	—	33,006,970
Total investment assets at fair value	$140,358,977	$969,860,728	$1,110,219,705

NCR Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Total
Money market fund	$—	$1,205,005	$1,205,005
Mutual funds - Value	49,383,023	—	49,383,023
Mutual funds - Asset Allocation	70,409,205	—	70,409,205
Mutual funds - Income	226,632,217	—	226,632,217
Mutual funds - Growth	213,222,791	—	213,222,791
Common collective trust funds - Equity	—	202,566,606	202,566,606
Common collective trust funds - Bonds	—	144,170,207	144,170,207
Common stocks:
Automobiles & components	2,887,445	—	2,887,445
Banks	7,455,426	—	7,455,426
Capital goods	8,261,123	—	8,261,123
Commercial services & supplies	3,040,318	—	3,040,318
Consumer durables & apparel	1,540,518	—	1,540,518
Diversified financials	4,202,709	—	4,202,709
Energy	8,288,201	—	8,288,201
Food & staples retailing	2,047,629	—	2,047,629
Food beverage & tobacco	4,774,452	—	4,774,452
Health care equipment & services	5,614,843	—	5,614,843
Hotels restaurants & leisure	2,615,901	—	2,615,901
Household & personal products	773,835	—	773,835
Insurance	4,799,475	—	4,799,475
Materials	4,631,649	—	4,631,649
Media	1,885,696	—	1,885,696
Other	159,412	—	159,412
Pharmaceuticals	7,734,742	—	7,734,742
Real estate	3,342,924	—	3,342,924
Retailling	4,476,825	—	4,476,825
Semiconductors	4,248,800	—	4,248,800
Software & services	9,491,163	—	9,491,163
Technology, hardware & equipment	7,295,935	—	7,295,935
Telecommunication services	2,270,484	—	2,270,484
Transportation	2,851,794	—	2,851,794
Utilities	1,485,406	—	1,485,406
Total common stocks	106,176,705	—	106,176,705

Employer common stock	31,553,359	—	31,553,359
Total investment assets at fair value	$697,377,300	$347,941,818	$1,045,319,118

There were no transfers of investment assets between Level 1 and 2 of the fair value hierarchy during the year ended December 31, 2012 or 2011. There were no Level 3 investments held by the Plan on December 31, 2012 or 2011.

NCR Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

The following table summarizes investments in common collective trust funds as of December 31, 2012 and 2011, respectively.

As of December 31, 2012		Unfunded	Redemption	Redemption
Name	Fair Value	Commitments	Frequency	Notice Period
NTGI-QM S&P 500 Equity Fund	105,971,805	N/A	Daily	N/A
NTGI-QM Aggregate Bond Fund	187,680,215	N/A	Daily	N/A
NTGI-QM Russell 2000 Fund	42,492,824	N/A	Daily	N/A
NTGI-QM EAFE Index Fund	26,705,284	N/A	Daily	N/A
Pyramis Small/Mid Cap Core Fund	31,555,609	N/A	Daily	N/A
Pyramis Select Intl. Equity Fund	62,105,711	N/A	Daily	N/A
LifePath Index Retirement Non-Lendable Fund F	37,921,625	N/A	Daily	N/A
LifePath Index 2015 Non-Lendable Fund F	35,604,201	N/A	Daily	N/A
LifePath Index 2020 Non-Lendable Fund F	99,729,417	N/A	Daily	N/A
LifePath Index 2025 Non-Lendable Fund F	107,086,588	N/A	Daily	N/A
LifePath Index 2030 Non-Lendable Fund F	76,405,878	N/A	Daily	N/A
LifePath Index 2035 Non-Lendable Fund F	57,162,273	N/A	Daily	N/A
LifePath Index 2040 Non-Lendable Fund F	29,656,897	N/A	Daily	N/A
LifePath Index 2045 Non-Lendable Fund F	11,770,622	N/A	Daily	N/A
LifePath Index 2050 Non-Lendable Fund F	7,135,847	N/A	Daily	N/A

As of December 31, 2011		Unfunded	Redemption	Redemption
Name	Fair Value	Commitments	Frequency	Notice Period
NTGI-QM S&P 500 Equity Fund	71,259,634	N/A	Daily	N/A
NTGI-QM Aggregate Bond Fund	144,170,207	N/A	Daily	N/A
NTGI-QM Russell 2000 Fund	26,443,032	N/A	Daily	N/A
NTGI-QM EAFE Index Fund	14,444,564	N/A	Daily	N/A
Pyramis Aggressive Equity Fund	32,614,509	N/A	Daily	N/A
Pyramis Select Intl. Equity Fund	57,804,867	N/A	Daily	N/A

4.	Related Party Transactions
Related party transactions during the year consisted of loans made to participants and investments in NCR Corporation common stock along with investments in funds offered by Pyramis Global Advisors (“Pyramis”), a wholly owned subsidiary of Fidelity Management and Research Company, and by other affiliates of the Plan trustee, Fidelity Management Trust Company. The Plan’s primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. The cash receipts and cash disbursements from these investments constitute related party transactions. Related party cash receipts and cash disbursements of the Plan for the Fidelity managed funds totaled $28,925,175 and $441,421,211, respectively, for the year ended December 31, 2012. Purchases and sales of investments managed by Pyramis during the year ended December 31, 2012 totaled $81,879,626 and $92,262,428, respectively. The Company also provides certain administrative, accounting and recordkeeping services to the Plan for which it is not compensated. None of these related party transactions are prohibited transactions as defined under ERISA.

NCR Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

5.	Tax Status
The Company received its latest favorable determination letter, dated January 9, 2004, from the Internal Revenue Service (“IRS”) as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan has been amended since the determination was made and an application for a new determination letter was filed on January 31, 2011. To date, a new letter of determination has not yet been received. However, the Plan Administrator and the Plan’s tax counsel believe this Plan is currently designed and being operated in accordance with applicable sections of the Code and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.
Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6.	Plan Mergers

Effective March 2012, the First Level Technology, LLC 401(k) Plan merged into the Plan. The total amount of assets transferred as of the merger date was $2,437,082. Effective May 2012, the Radiant Systems, Inc. 401(k) Plan merged into the Plan, upon which $50,148,334 in assets were transferred to the Plan. Simultaneously, the Texas Digital Systems, Inc 401(k) Plan merged into the Plan, and as a result, assets in the amount of $2,283,882 were also transferred to the Plan on the merger date. Effective December 2012, the InfoAmerica/USA Inc. 401(k) Plan merged into the Plan. The total amount of assets transferred as of the merger date was $112,900. Additionally, participant loans transferred into the Plan during the year as a result of these mergers totaled $1,111,982. The employer contributions subject to vesting schedules continued to vest in accordance with the terms in effect prior to the mergers.

7.	Subsequent Events
The Company has evaluated subsequent events through the date that the NCR Savings Plan Financial Statements were issued. Except as described below, no matters were identified that require adjustment or additional disclosure.

In March 2012, contributions to the NCR Unitized Stock Fund were discontinued. Participants were provided an election period, during which participants were permitted to elect to reallocate any balance in the NCR Unitized Stock Fund into the remaining investment options in the Plan. Subsequently, on March 14, 2013, the NCR Unitized Stock Fund was liquidated. If no elections were made by the participant within the election period, the proceeds from the liquidation were reinvested into the default investment options within the Plan.

NCR Savings Plan

Supplemental Schedule

NCR Savings Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**
Year Ended December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost***	(e) Current Value
	NTGI-QM S&P 500 Equity Fund	Common Collective Trust Fund		$105,971,805
	NTGI-QM Aggregate Bond Fund	Common Collective Trust Fund		187,680,215
	NTGI-QM Russell 2000 Fund	Common Collective Trust Fund		42,492,824
	NTGI-QM EAFE Index Fund	Common Collective Trust Fund		26,705,284
*	Pyramis Small/Mid Cap Core Fund	Common Collective Trust Fund		31,555,609
*	Pyramis Select Intl. Equity Fund	Common Collective Trust Fund		62,105,711
	LifePath Index Retirement Non-Lendable Fund F	Common Collective Trust Fund		37,921,625
	LifePath Index 2015 Non-Lendable Fund F	Common Collective Trust Fund		35,604,201
	LifePath Index 2020 Non-Lendable Fund F	Common Collective Trust Fund		99,729,417
	LifePath Index 2025 Non-Lendable Fund F	Common Collective Trust Fund		107,086,588
	LifePath Index 2030 Non-Lendable Fund F	Common Collective Trust Fund		76,405,878
	LifePath Index 2035 Non-Lendable Fund F	Common Collective Trust Fund		57,162,273
	LifePath Index 2040 Non-Lendable Fund F	Common Collective Trust Fund		29,656,897
	LifePath Index 2045 Non-Lendable Fund F	Common Collective Trust Fund		11,770,622
	LifePath Index 2050 Non-Lendable Fund F	Common Collective Trust Fund		7,135,847
				918,984,796

*	NCR CORPORATION	COMMON STOCKS		$33,006,970
	AAR CORP	COMMON STOCKS		207,348
	ACACIA RESEARCH - ACACIA TECH	COMMON STOCKS		689,036
	ACCENTURE PLC CL A	COMMON STOCKS		237,405
	ACCRETIVE HEALTH INC	COMMON STOCKS		297,786
	ACE LTD	COMMON STOCKS		612
	ACME PACKET INC	COMMON STOCKS		543,157
	ADVANCED INFO SERVICE NVDR	COMMON STOCKS		129,046
	AFLAC INC	COMMON STOCKS		891,088
	AIA GROUP LTD	COMMON STOCKS		241,973
	AIRCASTLE LTD	COMMON STOCKS		371,184
	ALIGN TECHNOLOGY INC	COMMON STOCKS		538,655
	ALLIANT TECHSYSTEMS INC	COMMON STOCKS		204,468
	ALLIANZ SE (REGD)	COMMON STOCKS		366,517
	AMARIN CORP PLC ADR	COMMON STOCKS		369,470
	AMAZON.COM INC	COMMON STOCKS		791,091
	AMERICAN EQY INVT LIFE HLD CO	COMMON STOCKS		207,570
	AMERICAN FINL GROUP INC OHIO	COMMON STOCKS		331,968
	AMERICAN GREETINGS CORP CL A	COMMON STOCKS		153,699
	AMERICAN PUBLIC EDUCATION INC	COMMON STOCKS		784,598
	AMERICAN STATES WATER CO	COMMON STOCKS		23,990

AMERICAN VANGUARD CORP	COMMON STOCKS	398,783
AMKOR TECHNOLOGY INC	COMMON STOCKS	164,050
AMPCO-PITTSBURG CORP	COMMON STOCKS	177,822
ANHEUSER BUSCH INBEV NV	COMMON STOCKS	245,742
ANRITSU CORP	COMMON STOCKS	247,244
ANWORTH MTG ASSET CORP	COMMON STOCKS	177,307
APPLE INC	COMMON STOCKS	1,617,746
ARIAD PHARMACEUTICALS INC	COMMON STOCKS	249,724
ARUBA NETWORKS INC	COMMON STOCKS	205,944
ASHFORD HOSPITALITY TR INC	COMMON STOCKS	270,810
ASPEN INSURANCE HLDGS LTD	COMMON STOCKS	121,904
ASSOCIATED BANC CORP	COMMON STOCKS	169,248
ASTRA INTL TBK(UBS)(CWT)7/13	COMMON STOCKS	226,136
ASTRO MALAYSIA HOLDINGS BHD	COMMON STOCKS	40,273
AVAGO TECHNOLOGIES LTD	COMMON STOCKS	204,524
AVISTA CORP	COMMON STOCKS	118,139
AXA SA	COMMON STOCKS	400,674
BANCO LATINOAMERICANO COME-E	COMMON STOCKS	355,740
BANK MANDIRI (PERSERO) PT	COMMON STOCKS	607
BASF SE	COMMON STOCKS	232,250
BAYER AG	COMMON STOCKS	1,647
BENCHMARK ELECTRONICS INC	COMMON STOCKS	237,666
BERKSHIRE HILLS BANCORP INC	COMMON STOCKS	116,914
BIG LOTS INC	COMMON STOCKS	150,838
BLACK BOX CORPORATION	COMMON STOCKS	158,730
BLACKROCK INC	COMMON STOCKS	744,156
BLACKROCK KELSO CAPITAL CORP	COMMON STOCKS	216,720
BOB EVANS FARMS INC	COMMON STOCKS	201,000
BOISE INC	COMMON STOCKS	205,905
BOULDER BRANDS INC	COMMON STOCKS	191,952
BRANDYWINE REALTY TRUST	COMMON STOCKS	370,576
BROADSOFT INC	COMMON STOCKS	669,816
BUMI RESOURCES TBK PT	COMMON STOCKS	754
C T S CORP	COMMON STOCKS	43,726
CACI INTERNATIONAL INC CL A	COMMON STOCKS	203,611
CALAMOS ASSET MGMT INC CL A	COMMON STOCKS	117,327
CAMBREX CORP	COMMON STOCKS	62,590
CAPLEASE INC	COMMON STOCKS	190,801
CAPSTEAD MORTGAGE CORP	COMMON STOCKS	164,780
CARRIZO OIL & GAS INC	COMMON STOCKS	535,343
CATO CORP CL A	COMMON STOCKS	106,977
CAVIUM INC	COMMON STOCKS	539,777
CBL & ASSOCIATES PPTYS INC	COMMON STOCKS	246,445
CEC ENTERTAINMENT INC	COMMON STOCKS	205,778
CELADON GRP INC	COMMON STOCKS	218,358

CELGENE CORP	COMMON STOCKS	736,032
CHEMICAL FINANCIAL CORP	COMMON STOCKS	133,056
CHEVRON CORP	COMMON STOCKS	1,077,074
CHINA COMMS CONSTRUCTION CO H	COMMON STOCKS	200,731
CHINA RAILWAY CONS CORP LTD H	COMMON STOCKS	204,597
CITIGROUP INC	COMMON STOCKS	989,000
COGENT COMMUNICATIONS GROUP	COMMON STOCKS	373,786
COGNIZANT TECH SOLUTIONS CL A	COMMON STOCKS	877,493
COLGATE-PALMOLIVE CO	COMMON STOCKS	791,891
COMMERZBANK AG	COMMON STOCKS	214,190
COMMONWEALTH REIT	COMMON STOCKS	172,656
COMMUNITY TRUST BANCORP INC	COMMON STOCKS	145,618
COMMVAULT SYSTEMS INC	COMMON STOCKS	193,097
COMPASS GROUP PLC	COMMON STOCKS	196,845
COMSTOCK RESOURCES INC NEW	COMMON STOCKS	740,901
COMTECH TELECOMMUNICATIONS NEW	COMMON STOCKS	106,596
CONSOLIDATED GRAPHICS INC	COMMON STOCKS	157,140
CONSTANT CONTACT INC	COMMON STOCKS	668,211
CONVERGYS CORP	COMMON STOCKS	360,474
COOPER TIRE & RUBBER COMPANY	COMMON STOCKS	210,488
COPA HOLDINGS SA CL A	COMMON STOCKS	282,438
CREDICORP LTD (USA)	COMMON STOCKS	252,083
CSG SYSTEMS INTL INC	COMMON STOCKS	281,790
CSL LIMITED	COMMON STOCKS	132,095
CSS INDUSTRIES INC	COMMON STOCKS	203,577
CUBIST PHARMACEUTICALS INC	COMMON STOCKS	232,802
CURTISS WRIGHT CORPORATION	COMMON STOCKS	157,584
DAIKIN INDUSTRIES LTD	COMMON STOCKS	207,147
DELUXE CORP	COMMON STOCKS	348,192
DEUTSCHE BANK AG (GERW)	COMMON STOCKS	391,649
DIAGEO PLC	COMMON STOCKS	298,301
DILLARDS INC CL A	COMMON STOCKS	159,163
DOLE FOOD CO INC	COMMON STOCKS	94,054
DOLLARAMA INC	COMMON STOCKS	211,052
DYNEX CAP INC	COMMON STOCKS	132,328
EAST WEST BANCORP INC	COMMON STOCKS	148,281
EBAY INC	COMMON STOCKS	661,984
EMC CORP	COMMON STOCKS	766,590
EMERGENT BIOSOL	COMMON STOCKS	264,323
EMERSON ELECTRIC CO	COMMON STOCKS	495,176
ENCORE CAP GROUP INC	COMMON STOCKS	647,460
ENDO HEALTH SOLUTIONS INC	COMMON STOCKS	131,350
ENNIS INC	COMMON STOCKS	222,768
ENTEGRIS INC	COMMON STOCKS	117,504
EXACTTARGET INC	COMMON STOCKS	190,900

EXPERIAN PLC	COMMON STOCKS	90,805
FACEBOOK INC A	COMMON STOCKS	421,420
FANUC CORPORATION	COMMON STOCKS	289,421
FEDERAL MOGUL CORP CL A	COMMON STOCKS	67,368
FIFTH THIRD BANCORP	COMMON STOCKS	726,275
FINANCIAL ENGINES INC	COMMON STOCKS	188,284
FINISAR CORP	COMMON STOCKS	132,030
FIRST FINANCIAL HOLDINGS INC	COMMON STOCKS	36,624
FIRST SOURCE CORP	COMMON STOCKS	159,048
FIVE STAR QUALITY CARE INC	COMMON STOCKS	124,749
FLUSHING FINANCIAL CORP	COMMON STOCKS	200,954
FNB CORP PA	COMMON STOCKS	98,766
FORD MOTOR CO	COMMON STOCKS	1,258,416
FRANCESCA'S HOLDINGS CORP	COMMON STOCKS	413,673
FRESH DEL MONTE PRODUCE INC	COMMON STOCKS	310,930
FTI CONSULTING INC	COMMON STOCKS	311,520
FUJI HEAVY INDUSTRIES LTD	COMMON STOCKS	285,658
GALAXY ENT GROUP LTD	COMMON STOCKS	395,486
GAMESA CORPORACION TECNOLOG SA	COMMON STOCKS	18
GENCO SHIPPING & TRADING LTD	COMMON STOCKS	13,960
GENERAL ELECTRIC CO	COMMON STOCKS	734,946
GENERAL MOTORS CO	COMMON STOCKS	593,898
GENWORTH FINANCIAL INC A	COMMON STOCKS	240,320
GFI GROUP INC	COMMON STOCKS	65,124
GLATFELTER	COMMON STOCKS	267,444
GLAXOSMITHKLINE PLC SPONS ADR	COMMON STOCKS	863,359
GLOBE SPECIALTY METALS INC	COMMON STOCKS	471,969
GOODRICH PETRO CORP	COMMON STOCKS	635,596
GREATBATCH INC	COMMON STOCKS	97,608
GROUPON INC CLASS A	COMMON STOCKS	250,832
GRUPO FIN SATAR MEXIC B SP ADR	COMMON STOCKS	215,194
GRUPO TELEVISA (CPO) SPON ADR	COMMON STOCKS	301,949
GT ADVANCED TECHNOLOGIES INC	COMMON STOCKS	64,628
HAIN CELESTIAL GROUP INC	COMMON STOCKS	21,959
HALCON RESOURCES CORP	COMMON STOCKS	40,551
HALLIBURTON CO	COMMON STOCKS	648,703
HARTFORD FINL SVCS GROUP INC	COMMON STOCKS	619,850
HAWAIIAN HLDGS INC	COMMON STOCKS	245,061
HAYNES INTL INC	COMMON STOCKS	337,414
HELIX ENERGY SOL GRP INC	COMMON STOCKS	299,280
HILL-ROM HOLDINGS INC	COMMON STOCKS	102,600
HI-TECH PHARMACAL INC	COMMON STOCKS	150,414
HON HAI PRECISI(CITI) CWT 1/17	COMMON STOCKS	103,994
HORACE MANN EDUCATORS CORP	COMMON STOCKS	315,368
HORSEHEAD HOLDING CORP	COMMON STOCKS	453,589

HOSPITALITY PROPERTY TR REIT	COMMON STOCKS	269,330
HUNTINGTON BANCSHARES INC	COMMON STOCKS	146,604
HYSTER-YALE MATRS	COMMON STOCKS	302,560
ICICI BK (HSBC) CWT 11/2/22	COMMON STOCKS	59,687
ICICI BNK (UBSAG)(CWT) 1/20/15	COMMON STOCKS	355,157
IMATION CORP	COMMON STOCKS	44,365
INDEPENDENT BANK CORP	COMMON STOCKS	7,245
INDUSTRIAL & COM BK OF CHINA H	COMMON STOCKS	275,325
INGLES MARKETS INC-CL A	COMMON STOCKS	191,586
INGREDION INC	COMMON STOCKS	252,291
INNERWORKINGS INC	COMMON STOCKS	219,929
INNOSPEC INC	COMMON STOCKS	106,919
INPHI CORP	COMMON STOCKS	478,473
INSULET CORP	COMMON STOCKS	232,041
INTERCONTINENTAL HOTELS GP PLC	COMMON STOCKS	211,880
INTERNAP NETWORK SERVICES CORP	COMMON STOCKS	213,613
INTERNATIONAL BANCSHARES CORP	COMMON STOCKS	175,085
INTERXION HOLDING NV	COMMON STOCKS	79,596
INVACARE CORP	COMMON STOCKS	81,500
INVESCO LTD	COMMON STOCKS	332,908
IPG PHOTONICS CORP	COMMON STOCKS	609,514
ISUZU MOTORS LTD	COMMON STOCKS	418,780
ITAU UNIBANCO HLDG SA SPON ADR	COMMON STOCKS	235,584
ITC LTD (UBS) (CWT) 05/02/13	COMMON STOCKS	80,502
ITT CORP	COMMON STOCKS	147,798
JAPAN TOBACCO INC	COMMON STOCKS	115,473
JAZZ PHARMA PLC	COMMON STOCKS	207,480
JOHNSON & JOHNSON	COMMON STOCKS	1,046,243
JOURNAL COMMUNICATIONS INC A	COMMON STOCKS	259,139
JPMORGAN CHASE & CO	COMMON STOCKS	1,246,550
KABEL DEUTSCHLAND HOLDING AG	COMMON STOCKS	248,426
KADANT INC	COMMON STOCKS	153,758
KASIKORNBANK PCL NVDR	COMMON STOCKS	231,998
KINDRED HEALTHCARE INC	COMMON STOCKS	139,578
KNIGHT CAP GROUP INC CL A	COMMON STOCKS	82,836
KRONOS WORLDWIDE INC	COMMON STOCKS	191,100
KROTON EDUCACIONAL SA	COMMON STOCKS	101,648
KUBOTA CORP	COMMON STOCKS	324,361
KUNLUN ENERGY COMPANY LTD	COMMON STOCKS	187,876
L&T LTD (HSBC) CWT 11/2/22	COMMON STOCKS	131,818
LARSEN&TOUBRO(UBS)P-NOTE 02/15	COMMON STOCKS	85,974
LENDER PROCESSING SVCS INC	COMMON STOCKS	142,796
LENDER PROCESSING SVCS INC	COMMON STOCKS	575,123
LEXMARK INTERNATIONAL INC CL A	COMMON STOCKS	194,796
LIFE TIME FITNESS INC	COMMON STOCKS	334,628

LLOYDS BANKING GROUP PLC	COMMON STOCKS	335,835
LOWES COS INC	COMMON STOCKS	873,792
LUNDIN PETROLEUM AB	COMMON STOCKS	194,624
LYONDELLBASELL INDS CLASS A	COMMON STOCKS	710,770
M/I HOMES INC	COMMON STOCKS	343,440
MAGELLAN HLTH SERVICES INC	COMMON STOCKS	122,500
MAGNIT OJSC GDR REGS	COMMON STOCKS	287,597
MAIDEN HLDGS LTD	COMMON STOCKS	126,822
MAINSOURCE FINACIAL GROUP INC	COMMON STOCKS	215,390
MANITOWOC CO INC	COMMON STOCKS	411,443
MARVELL TECHNOLOGY GROUP LTD	COMMON STOCKS	679,536
MASTEC INC	COMMON STOCKS	420,694
MATERION CORP	COMMON STOCKS	78,449
MCDONALDS CORP	COMMON STOCKS	1,076,162
MEDIDATA SOLUTIONS INC	COMMON STOCKS	195,558
MEDIFAST INC	COMMON STOCKS	406,802
MEDTRONIC INC	COMMON STOCKS	767,074
METLIFE INC	COMMON STOCKS	843,264
MFA FINANCIAL INC	COMMON STOCKS	356,499
MICROSOFT CORP	COMMON STOCKS	815,933
MITSUBISHI UFJ FINL GRP INC	COMMON STOCKS	360,244
MOBILE MINI INC	COMMON STOCKS	321,324
MONTPELIER RE HOLDINGS LTD	COMMON STOCKS	326,245
MYRIAD GENETICS INC	COMMON STOCKS	181,076
NACCO INDUSTRIES INC CL A	COMMON STOCKS	188,139
NASH-FINCH CO	COMMON STOCKS	112,784
NATIONAL AUSTRALIA BANK LTD	COMMON STOCKS	180,535
NATIONSTAR MORTGAGE HLDGS INC	COMMON STOCKS	649,496
NEENAH PAPER INC	COMMON STOCKS	316,017
NELNET INC CL A	COMMON STOCKS	372,375
NEWS CORP LTD CL B	COMMON STOCKS	396,224
NIELSEN HOLDINGS BV	COMMON STOCKS	100,947
NN INC	COMMON STOCKS	120,912
NORFOLK SOUTHERN CORP	COMMON STOCKS	576,658
NOVARTIS AG (REG)	COMMON STOCKS	318,765
NOVO-NORDISK AS CL B	COMMON STOCKS	104,098
OLD NATIONAL BANCORP (IND)	COMMON STOCKS	170,928
OM GROUP INC	COMMON STOCKS	270,840
OMEGA PROTEIN CORP	COMMON STOCKS	64,872
ORASURE TECHNOLOGIES INC	COMMON STOCKS	245,089
ORBITAL SCIENCES CORP	COMMON STOCKS	108,783
ORIENTAL FINANCIAL GROUP INC	COMMON STOCKS	256,016
ORIX CORP	COMMON STOCKS	361,271
OVERSEA-CHINESE BKG CORP LTD	COMMON STOCKS	103,549
PACCAR INC	COMMON STOCKS	428,365

PANDORA MEDIA INC	COMMON STOCKS	251,670
PAREXEL INTERNATIONAL CORP	COMMON STOCKS	175,321
PARKER DRILLING CO	COMMON STOCKS	155,020
PARKER HANNIFIN CORP	COMMON STOCKS	544,384
PDL BIOPHARMA INC	COMMON STOCKS	158,625
PENNSYLVANIA RE INVSTMENT TR	COMMON STOCKS	123,480
PEPSICO INC	COMMON STOCKS	3,548
PFIZER INC	COMMON STOCKS	870,276
PHARMERICA CORP	COMMON STOCKS	232,112
PHH CORP	COMMON STOCKS	127,400
PHH CORP	COMMON STOCKS	290,631
PHILIPS ELEC (KON) NV	COMMON STOCKS	249,684
PHILLIPS 66	COMMON STOCKS	667,733
POLYPORE INTERNATIONAL INC	COMMON STOCKS	618,450
POPULAR INC	COMMON STOCKS	297,297
PORTLAND GENERAL ELECTRIC CO	COMMON STOCKS	315,333
POWER INTEGRATIONS INC	COMMON STOCKS	196,282
PRADA SPA	COMMON STOCKS	246,155
PROTECTIVE LIFE CORP	COMMON STOCKS	208,634
PRUDENTIAL PLC	COMMON STOCKS	262,437
PULSE ELECTRONICS CORP	COMMON STOCKS	3,540
QLIK TECHNOLOGIES INC	COMMON STOCKS	317,438
QUALCOMM INC	COMMON STOCKS	781,452
QUESTCOR PHARMACEUTICALS INC	COMMON STOCKS	96,192
QUICKSILVER RES INC	COMMON STOCKS	454,620
RADIOSHACK CORP	COMMON STOCKS	27,136
REALOGY HOLDINGS CORP	COMMON STOCKS	331,484
RENT A CTR INC	COMMON STOCKS	162,479
REPUBLIC BANCORP INC KY CL A	COMMON STOCKS	140,547
RIO TINTO LTD	COMMON STOCKS	445,357
ROCK TENN COMPANY CL A	COMMON STOCKS	132,829
ROYAL DUTCH SHELL PLC CL A(NL)	COMMON STOCKS	268,124
RYDER SYSTEM INC	COMMON STOCKS	64,909
SAMSUNG ELECTRONICS CO LTD	COMMON STOCKS	404,631
SAP AG	COMMON STOCKS	362,650
SBERBANK-SPONSORED ADR	COMMON STOCKS	68,425
SCHLUMBERGER LTD	COMMON STOCKS	329,719
SCHOLASTIC CORP	COMMON STOCKS	218,744
SCICLONE PHARMACEUTICALS INC	COMMON STOCKS	90,510
SCORPIO TANKERS INC	COMMON STOCKS	510,334
SELECT MEDICAL HLDGS CORP	COMMON STOCKS	136,735
SINCLAIR BROADCAST GROUP CL A	COMMON STOCKS	210,754
SKILLED HEALTHCARE GROUP CL A	COMMON STOCKS	128,935
SKYWEST INC	COMMON STOCKS	230,510
SODASTREAM INTERNATIONAL LTD	COMMON STOCKS	661,679

SOURCEFIRE INC	COMMON STOCKS	231,614
SOUTHERN COPPER CORP	COMMON STOCKS	310,452
SOUTHSIDE BANCSHARES INC	COMMON STOCKS	116,209
SOUTHWESTERN ENERGY CO	COMMON STOCKS	571,311
SPECTRANETICS CORP	COMMON STOCKS	199,912
STAGE STORES INC	COMMON STOCKS	257,712
STANCORP FINL GROUP INC	COMMON STOCKS	286,026
STANDARD CHARTERED PLC (UK)	COMMON STOCKS	108,326
STANDARD MOTOR PRODUCTS INC	COMMON STOCKS	175,538
STANLEY BLACK & DECKER INC	COMMON STOCKS	586,212
STEELCASE INC CLASS A	COMMON STOCKS	219,128
STEVEN MADDEN LTD	COMMON STOCKS	194,865
SUBSEA 7 SA	COMMON STOCKS	207,405
SUNCOR ENERGY INC	COMMON STOCKS	213,748
SUSQUEHANNA BANCSHARES INC PA	COMMON STOCKS	242,088
SWATCH GROUP AG (BR)	COMMON STOCKS	1,107
SYNGENTA AG (SWIT)	COMMON STOCKS	252,535
TAIWAN SEMI MANF(JPM)(CWT)5/16	COMMON STOCKS	300,361
TAL INTL GROUP INC	COMMON STOCKS	149,158
TECH DATA CORP	COMMON STOCKS	291,392
TECHTRONIC INDUSTRIES CO LTD	COMMON STOCKS	215,840
TELECOMMUNICATION SYST INC A	COMMON STOCKS	91,884
TELEKOMUNIKASI INDO B (DEMAT)	COMMON STOCKS	154,351
TENNECO INC	COMMON STOCKS	365,671
TESLA MOTORS INC	COMMON STOCKS	559,566
TESORO CORP	COMMON STOCKS	339,185
TEXAS INSTRUMENTS INC	COMMON STOCKS	618,026
THAILAND BG(UBSAG)(CWT)2/17/13	COMMON STOCKS	289,437
TOKYU LAND CORP	COMMON STOCKS	223,997
TORONTO-DOMINION BANK	COMMON STOCKS	210,491
TRANSOCEAN LTD	COMMON STOCKS	186,191
TUMI HOLDINGS INC	COMMON STOCKS	184,147
TURKIYE GARANTI BANKASI AS	COMMON STOCKS	209,373
TUTOR PERINI CORP	COMMON STOCKS	150,700
UBS AG (CWT) 2/04/16	COMMON STOCKS	267,937
UBSPHILB (UBS) (CWT) 4/20/2013	COMMON STOCKS	248,014
UNILEVER PLC ORD	COMMON STOCKS	100,737
UNIT CORP	COMMON STOCKS	351,390
UNITED CONTINENTAL HLDGS INC	COMMON STOCKS	708,999
UNITED ONLINE INC	COMMON STOCKS	183,911
UNITED RENTALS INC	COMMON STOCKS	538,274
UNITED TECHNOLOGIES CORP	COMMON STOCKS	893,909
UNITEDHEALTH GROUP INC	COMMON STOCKS	678,000
USA MOBILITY INC	COMMON STOCKS	115,632
USANA HEALTH SCIENCES INC	COMMON STOCKS	111,962

	USEC INC	COMMON STOCKS	26,129
	VAALCO ENERGY INC	COMMON STOCKS	244,795
	VALE SA ADR	COMMON STOCKS	209,600
	VALIDUS HOLDING	COMMON STOCKS	283,556
	VIACOM INC CL B	COMMON STOCKS	783,189
	VIRGIN MEDIA INC	COMMON STOCKS	279,300
	VISHAY INTERTECHNOLOGY INC	COMMON STOCKS	285,947
	VISTAPRINT NV	COMMON STOCKS	251,576
	VONAGE HOLDINGS CORP	COMMON STOCKS	143,385
	VOPAK (KON) NV	COMMON STOCKS	257,401
	W&T OFFSHORE INC	COMMON STOCKS	144,270
	WABASH NATIONAL CORP	COMMON STOCKS	760,181
	WALTER ENERGY INC	COMMON STOCKS	336,016
	WEBSTER FINANCIAL	COMMON STOCKS	131,520
	WELLS FARGO & CO	COMMON STOCKS	864,754
	WESTERN REFINING INC	COMMON STOCKS	318,547
	WISDOMTREE INVESTMENTS INC	COMMON STOCKS	530,420
	WOLSELEY PLC	COMMON STOCKS	325,288
	WORTHINGTON INDUSTRIES INC	COMMON STOCKS	106,559
			140,358,977

	SSBK STIF	MONEY MARKET	28,541,490
	JP MORGAN	MONEY MARKET	22,334,442
			50,875,932
*	NOTES RECEIVABLE FROM PARTICIPANTS	Notes receivable from participants (1)	12,996,363
			$1,123,216,068
(1)	Interest rates are between 4.25% - 10.50%. The notes are due at various dates through January 18, 2017.
*	Party-in-interest
**	This schedule represents those assets required to be reported under Department of Labor Section 2520.103-11 and Form 5500 Schedule H, Line 4i.
***	Per Department of Labor Section 2520.103-11(d), cost may be omitted as all investments are participant directed.

Signatures

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCR Corporation, the administrator of the NCR Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NCR Savings Plan

		By:	/s/ Robert Fishman
Robert Fishman Senior Vice President and Chief Financial Officer NCR Corporation
Date:	June 14, 2013

Exhibit Index

Exhibit No. 23    Consent of PricewaterhouseCoopers LLP